Exhibit 1



News Release                                                    XOMA

Investor and Media Contacts:
XOMA:                                            Zephyr Sciences, Inc.:
Ellen M. Martin                                  Aaron Davis
Kureczka/Martin Associates                       Director, Business Development
Investor Relations                               (212) 422-2090
(510) 832-2044

Deb McManus, APR
Media
(510) 204-7240

                   XOMA Licenses BPI to Zephyr Sciences, Inc.
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BERKELEY, CA - November 10, 2004 - XOMA Ltd. (Nasdaq: XOMA) announced today that it has entered into an exclusive worldwide licensing agreement with Zephyr Sciences, Inc. (Zephyr) for the research, development and commercialization of products related to its bactericidal/permeability-increasing protein (BPI), including its NEUPREX(R) product. The agreement does not cover BPI-derived peptide products. Under the terms of the agreement, XOMA will be entitled to receive license fees totaling up to $11 million and milestone payments totaling up to $62 million, as well as royalties on sales of future products developed and approved under the agreement. The agreement also includes due diligence provisions related to the development of BPI in multiple indications, and Zephyr will fund all future research and development activities. Other financial terms of the license were not disclosed.

"BPI has a demonstrated and excellent safety profile and it has potential utility in multiple disease indications," said John L. Castello, chairman, president and chief executive officer of XOMA. "We have been very pleased by Zephyr's expressed interest in aggressively developing BPI products."

"Zephyr is very excited about in-licensing the BPI platform. We believe this platform can yield many promising drugs across a variety of therapeutic categories," said Andrew Gitkin, president and chief executive officer of Zephyr Sciences, Inc. "We are particularly enthusiastic about NEUPREX(R), the hallmark product within the BPI platform. Based upon NEUPREX's history of human safety and clinical activity, we look forward to repositioning the product on a development pathway that best ensures its rapid and optimal commercialization."

BPI

BPI (bactericidal/permeability-increasing protein), a human protein found in certain white blood cells (neutrophils), is one of the body's natural defenses against bacterial infections. A recombinant version of the molecule, rBPI, has been a major drug development platform for XOMA prior to this agreement with Zephyr. NEUPREX(R), the first of several drugs XOMA developed from BPI, is an injectable formulation of a modified recombinant fragment (rBPI21) of the molecule. BPI was discovered by Peter Elsbach, MD, and Jerrold Weiss, PhD, at New York University (NYU) School of Medicine. XOMA has


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been in collaboration with NYU since 1991 to extend and apply BPI-related research to commercial development of pharmaceutical products.

XOMA's BPI-related patent portfolio, now licensed to Zephyr, presently includes more than 80 issued US patents, more than 20 US patent applications and corresponding foreign patents and applications directed to novel compounds and compositions, manufacturing methods, formulations, and therapeutic uses of BPI protein products. The portfolio includes a number of patents exclusively licensed from NYU School of Medicine and Incyte Corporation.

About Zephyr Sciences, Inc.

Zephyr Sciences, Inc. is a development stage biopharmaceutical company that acquires and develops innovative products for the treatment of a variety of human diseases. Zephyr Sciences, Inc. seeks to develop technologies that address important unmet medical needs or offer improved, cost-effective alternatives to current methods of treatment. By aggressively mobilizing capital and superior expertise in support of each of its in-licensed compounds, Zephyr Sciences, Inc. strives to optimally develop its products. For more information about Zephyr Sciences, Inc. please visit its website at www.zephyrsciences.com or call (212) 422-2090.

About XOMA

XOMA is a biopharmaceutical company focused on the development and commercialization of antibody and other protein-based biopharmaceuticals for disease targets that include cancer, immunological and inflammatory disorders, and infectious diseases. XOMA's proprietary and collaborative product development programs include: RAPTIVA(R) for moderate to severe plaque psoriasis (marketed) and other indications in collaboration with Genentech, Inc.; MLN 2222, a recombinant protein for reducing the incidence of post-operative events in coronary artery bypass graft surgery patients with Millennium Pharmaceuticals, Inc. (Phase I); CHIR-12.12, an anti-CD40 antibody for treating B-cell tumors and additional product candidates in connection with an antibody oncology collaboration with Chiron Corporation (preclinical); a TPO mimetic antibody to treat chemotherapy-induced thrombocytopenia in collaboration with Alexion Pharmaceuticals, Inc. (preclinical); and anti-gastrin antibody product candidates in conjunction with the antibody collaboration for the treatment of gastrointestinal cancers with Aphton Corporation (preclinical). For more information about XOMA's product pipeline and antibody product development capabilities and technologies, please visit XOMA's website at http://www.xoma.com/.

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Certain statements contained herein related to licensing arrangements or product development or that otherwise relate to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These and other risks, including those related to the results of discovery research and preclinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of the existing licensing arrangements or collaborative relationships; the ability of licensees, collaborators and other partners to finance their operations and otherwise meet their


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obligations; market demand for products; scale up and marketing capabilities;
competition; international operations; share price volatility; XOMA's financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the cost of protecting intellectual property; and risks associated with XOMA's status as a Bermuda company, are described in more detail in XOMA's most recent annual report on Form 10-K and in other SEC filings.